SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE

13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT RULE 13d-2(a)

(Amendment No. 4)*

CubeSmart

(Name of Issuer)

Common Shares of Beneficial Interest

(Title of Class of Securities)

229663109

(CUSIP Number)

Marc C. Krantz, Kohrman Jackson & Krantz P.L.L., 1375 E. 9th Street, 20th Floor, Cleveland, OH 44114, (216) 696-8700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 6, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 229663109	Page 2 of 8

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Robert J. Amsdell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT to items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,147,556.5
	8	SHARED VOTING POWER 532,683
	9	SOLE DISPOSITIVE POWER 1,147,556.5
	10	SHARED DISPOSITIVE POWER 532,683
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,680,239.5*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.2%
14	TYPE OF REPORTING PERSON (see instructions) IN

*	Includes 1,326,936.5 Partnership units of CubeSmart, L.P., the operating partnership of CubeSmart, which are redeemable for common shares of CubeSmart on a one-for-one basis.

CUSIP No. 229663109	Page 3 of 8

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Barry L. Amsdell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 293,046.5
	8	SHARED VOTING POWER 532,683
	9	SOLE DISPOSITIVE POWER 293,046.5
	10	SHARED DISPOSITIVE POWER 532,683
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 825,729.5*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.6%
14	TYPE OF REPORTING PERSON (see instructions) IN

*	Includes 722,426.5 Partnership units of CubeSmart, L.P., the operating partnership of CubeSmart, which are redeemable for common shares of CubeSmart on a one-for-one basis.

CUSIP No. 229663109	Page 4 of 8

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Amsdell and Amsdell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 194,927*
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 194,927*
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 194,927*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.1%
14	TYPE OF REPORTING PERSON (see instructions) PN

*	Includes 187,249 partnership units of CubeSmart, L.P., the operating partnership of CubeSmart, which are redeemable for common shares of CubeSmart on a one-for-one basis.

CUSIP No. 229663109	Page 5 of 8

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Amsdell Holdings I, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 337,756*
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 337,756*
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 337,756*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.3%
14	TYPE OF REPORTING PERSON (see instructions) CO

*	Consists only of partnership units of CubeSmart, L.P., the operating partnership of CubeSmart, which are redeemable for common shares of CubeSmart on a one-for-one basis.

CUSIP No. 229663109	Page 6 of 8

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Amsdell Real Estate Trust dtd. October 3, 1989
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 604,510*
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 604,510*
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 604,510*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.5%
14	TYPE OF REPORTING PERSON (see instructions) OO

*	Consists only of partnership units of CubeSmart, L.P., the operating partnership of CubeSmart, which are redeemable for common shares of CubeSmart on a one-for-one basis.

CUSIP No. 229663109	Page 7 of 8

Introduction.

Pursuant to Rule 13d-1(k), this Amendment No. 4 to Schedule 13D is filed by Robert J. Amsdell, Barry L. Amsdell, Amsdell and Amsdell, an Ohio general partnership, Amsdell Holdings I, Inc., an Ohio corporation, and the Amsdell Real Estate Trust dated October 3, 1989, an Ohio trust (collectively, the “Reporting Persons,” “we,” “our” or “us”), relating to common shares of beneficial interest, par value $0.01 per share (the “Shares”), of CubeSmart, a Maryland real estate investment trust (the “Company”).

Item 5.	Interest in Securities of the Issuer.

Item 5(a) and 5(c) are amended and supplemented as follows:

(a) According to the most recently available filings with the SEC by the Company, there are 135,120,940 Shares outstanding. The beneficial ownership percentages set forth in this Schedule 13D amendment are based on 135,120,940 Shares outstanding. The Reporting Persons may be considered members of a “group” under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, with Todd Amsdell and two trusts of which Todd Amsdell is the business advisor and a beneficiary. As members of a group, the Reporting Persons disclaim membership in a group with, and beneficial ownership of Shares held by, Todd Amsdell and the trusts.

Robert Amsdell beneficially owns 353,303 Shares and 1,326,936.5 partnership units (the “Units”) of CubeSmart, L.P., the Company’s operating partnership (“CLP”), which are redeemable for shares of the Company on a one-for-one basis, including 7,678 Shares and 187,249 Units owned by Amsdell and Amsdell, 337,756 Units owned by Amsdell Holdings and 604,510 Units owned by the Amsdell Trust, or 1.2% of the outstanding Shares (assuming conversion of the Units beneficially owned by Robert Amsdell). Barry Amsdell beneficially owns 103,303 Shares and 722,426.5 Units of CLP, including 7,678 Shares and 187,249 Units owned by Amsdell and Amsdell and 337,756 Units owned by Amsdell Holdings, or 0.6% of the outstanding Shares (assuming conversion of the Units beneficially owned by Barry Amsdell). Amsdell and Amsdell beneficially owns 7,678 Shares and 187,249 Units of CLP, or 0.1% of the outstanding Shares (assuming conversion of the Units beneficially owned by Amsdell and Amsdell). As 50% general partners of Amsdell and Amsdell, each of Barry Amsdell and Robert Amsdell may be deemed to beneficially own all Shares held by Amsdell and Amsdell. Amsdell Holdings owns 337,756 Units of CLP, or 0.3% of the outstanding Shares (assuming conversion of the Units beneficially owned by Amsdell Holdings). As 50% shareholders of Amsdell Holdings, each of Robert Amsdell and Barry Amsdell may be deemed to beneficially own all Shares owned by Amsdell Holdings. The Amsdell Trust owns 604,510 Units of CLP, or 0.5% of the outstanding Shares (assuming conversion of the Units beneficially owned by the Amsdell Trust). As sole trustee of the Trust, Robert Amsdell may be deemed to beneficially own all of the Shares owned by the Amsdell Trust. The Reporting Persons disclaim that they are members of a group.

(c) In the past 60 days, none of the Reporting Persons have effectuated any transactions in the Company’s stock.

Item 7.	Material to be Filed as Exhibits.

7.1	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 25, 2013

/s/ Robert J. Amsdell
Robert J. Amsdell, Individually

/s/ Barry L. Amsdell
Barry L. Amsdell, Individually

Amsdell and Amsdell

/s/ Robert J. Amsdell
By: Robert J. Amsdell, a General Partner

Amsdell Holdings I, Inc.

/s/ Robert J. Amsdell
By: Robert J. Amsdell, President

Amsdell Real Estate Trust dtd. October 3, 1989

/s/ Robert J. Amsdell
By: Robert J. Amsdell, Sole Trustee

EXHIBIT INDEX

Exhibit Number	Description

7.1	Joint Filing Agreement